UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 7, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Curis, Inc.
File No. 000-30347 - CF#32624

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Curis, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Form 8-K filed on July 10, 2003, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on November 6, 2012 and Exhibit 10.1 to a Form 10-Q filed on August 6, 2015.

Based on representations by Curis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K	July 10, 2003	through July 1, 2018
10.1	10-Q	November 6, 2012	through July 1, 2018
10.1	10-Q	August 6, 2015	through July 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary